UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Sale of Shares of KB Financial Group Inc. held by Kookmin Bank

On January 14, 2011, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc. (“KB Financial Group”), disclosed that it had sold 2,338,230 common shares of KB Financial Group (the “Shares”). Details of such sale (the “Sale”) disclosed by Kookmin Bank are as follows:

•	Total number of Shares sold by Kookmin Bank: 2,338,230 shares

•	Sale price (per Share): Won 60,200

•	Date of completion of sale and change in shareholding: January 14, 2011

•	Change in number and percentage of Shares held by Kookmin Bank:

	Number of Shares held by Kookmin Bank	% of total outstanding Shares(1)
Immediately prior to the Sale	43,322,704	11.21%
Following the Sale	40,984,474	10.61%

(1)	Number of total outstanding Shares as of the date hereof: 386,351,693 shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: January 14, 2011	By:	/S/ WANG-KY KIM
(Signature)
	Name:	Wang-Ky Kim
	Title:	Deputy President & CPRO